SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

ATA Ventures

2516 Goodwater Ave.

Redding, California 96002

(650) 594-0189

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

July 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846517100	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Ventures II, L.P. (“ATA II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,099,542*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,099,542*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,099,542*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.1%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Affiliates Fund II, L.P. (“ATA Affiliates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,718*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,718*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.1%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Investment Fund II, L.P. (“ATA Investment II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,084*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,084*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,084*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Management II, LLC (“General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,136,344*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,136,344*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,136,344*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.2%**
14	TYPE OF REPORTING PERSON	OO

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 6 of 11

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Ordinary Shares, no par value (the “Ordinary Shares”), of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (the “Issuer”). The address of the Issuer’s principal executive office is Kohlfurter Straße 41/43, Berlin 10999, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Ordinary Shares reported herein are represented by American Depositary Shares (“ADSs”) that are held directly by ATA II, ATA Affiliates II and ATA Investment II. Each ADS represents 0.1 Ordinary Share.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i) ATA Ventures II, L.P., a Delaware limited partnership (the “ATA II”);

(ii) ATA Affiliates II, L.P., a Delaware limited partnership (the “ATA Affiliates II”);

(iii) ATA Investment Fund II, L.P., a Delaware limited partnership (the “ATA Investment II”); and

(iv) ATA Management II, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of the Partnership.

ATA II, ATA Affiliates II, ATA Investment II and the General Partner are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “ATA”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o ATA Ventures, 2516 Goodwater Ave., Redding, California 96002.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ATA II, ATA Affiliates II and ATA Investment II are Delaware limited partnerships. The General Partner is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Merger Agreement

On July 1, 2019 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated as of March 21, 2019, by and among the Issuer, Chemistry Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Zoosk, Inc., a Delaware corporation (“Zoosk”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative, Merger Sub was merged with and into Zoosk and the separate existence of Merger Sub ceased, upon which Zoosk became a wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger and as former stockholders of Zoosk, ATA II, ATA Affiliates II and ATA Investment II became entitled to receive 2,099,542 ADSs, 30,7138 ADSs and 6,084 ADSs, respectively.

CUSIP NO. 846517100	13D	Page 7 of 11

ATA II, ATA Affiliates II and ATA Investment II acquired their shares in Zoosk as an investment in the ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to ATA’s investment in the Issuer, including, without limitation: (a) the acquisition or disposition by ATA of Ordinary Shares or ADSs, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons intend to review ATA’s investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the Effective Time, ATA II may be deemed to beneficially own 2,099,542 ADSs, representing approximately 8.1% of the total outstanding Ordinary Shares, which ADSs are held directly by ATA II. ATA Affiliates II may be deemed to beneficially own 30,718 ADSs, representing approximately 0.1% of the total outstanding Ordinary Shares, which ADSs are held directly by ATA Affiliates II. ATA Investment II may be deemed to beneficially own 6,084 ADSs, representing approximately 0.0% of the total outstanding Ordinary Shares, which ADSs are held directly by ATA Investment II.

ATA II, ATA Affiliates II and ATA Investment II have sole voting, investment and dispositive power with respect to their ADS Shares.

As of the Effective Time, the General Partner may be deemed to beneficially own the ADS Shares of ATA II, ATA Affiliates II and ATA Investment II. The General Partner has sole voting, investment and dispositive power, through its control of the ATA II, ATA Affiliates and ATA Investment II, with respect to the ADS Shares.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP NO. 846517100	13D	Page 8 of 11

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing

CUSIP NO. 846517100	13D	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2019

Entities:
ATA Ventures II, L.P., by its General Partner ATA Management II, LLC
ATA Affiliates Fund II, L.P., by its General Partner ATA Management II, LLC
ATA Investment Fund II, L.P., by its General Partner ATA Management II, LLC

		By:	/s/ Hatch Graham
Hatch Graham, Managing Director

CUSIP NO. 846517100	13D	Page 10 of 11

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 846517100	13D	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of Spark Networks SE shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 10, 2019

Entities:
ATA Ventures II, L.P., by its General Partner ATA Management II, LLC
ATA Affiliates Fund II, L.P., by its General Partner ATA Management II, LLC
ATA Investment Fund II, L.P., by its General Partner ATA Management II, LLC

		By:	/s/ Hatch Graham
Hatch Graham, Managing Director